CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$98,000	$6.99

Pricing supplement no. 831 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 39-A-VI dated February 22, 2010	Registration Statement No. 333-155535 Dated September 27, 2010 Rule 424(b)(2)

Structured Investments

$98,000
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index due September 28, 2012

General

  The notes are designed for investors who seek a return of two times the appreciation of an equally weighted, diversified basket of Asian indices, up to a maximum total return on the notes of 26% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 28, 2012
  Minimum denominations of $1,000 and integral multiples thereof
  The notes priced on September 27, 2010 and are expected to settle on September 30, 2010.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the Hang Seng® Index (“HSI”), the Korea Stock Price Index 200 (“KOSPI2”), the MSCI Singapore Index (“SGY”) and the MSCI Taiwan Index (“TWY”)(each a “Basket Index” and together, the “Basket Indices”).

Component Weightings:

The Hang Seng Weighting is 25%, KOSPI2 Weighting is 25%, the MSCI Singapore Weighting is 25% and the MSCI Taiwan Weighting is 25% (each a “Component Weighting,” and collectively, the “Component Weightings”).

Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to the Maximum Total Return on the notes of 26%. For example, if the Basket Return is equal to or greater than 13%, you will receive the Maximum Total Return on the notes of 26%, which entitles you to a maximum payment at maturity of $1,260 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Basket Return x 2)

If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%)]
If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you could lose up to $900 per $1,000 principal amount note.
Buffer Amount:	10%
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date, which was September 27, 2010
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:
100 x [1 + (Hang Seng Return * Hang Seng Weighting) + (KOSPI2 Return * KOSPI2 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting)]

Each of the returns set forth in the formula above refers to the Index Return for the relevant Basket Index, which reflects the performance of the relevant Basket Index, expressed as a percentage, from the closing level of that Basket Index on the pricing date to the closing level of that Basket Index on the Observation Date.

Observation Date:	September 25, 2012
Maturity Date†:	September 28, 2012
CUSIP:	48124AC70
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 39-A-VI.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement no. 39-A-VI and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$11	$989

Total	$98,000	$1,078	$96,922

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

J.P. Morgan Securities LLC (formerly known as J.P. Morgan Securities Inc.), which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $11.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $2.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-184 of the accompanying product supplement no. 39-A-VI.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 27, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-VI dated February 22, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated August 31, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 39-A-VI, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 39-A-VI dated February 22, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000670/e37841_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 26%, or a maximum payment at maturity of $1,260 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Basket during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 10%. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, the notes will outperform the Basket on the downside by virtue of the 10% buffer and you will receive a payment equal to at least $100 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to an equally weighted basket consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The Hang Seng® Index is a free-float adjusted market capitalization weighted stock market index of the The Stock Exchange of Hong Kong Ltd. (“HKSE”) and purports to be an indicator of the performance of the Hong Kong stock market. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI Inc. (“MSCI”) and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. For additional information about the Basket Indices, see the information set forth in the accompanying product supplement no. 39-A-VI.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 39-A-VI. Based on the opinion of our special tax counsel, Davis Polk & Wardwell LLP, provided in the accompanying product supplement, we believe that it is reasonable to treat, and we and you agree to treat, the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-1

the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the equity securities underlying the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 39-A-VI dated February 22, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by more than 10%. Accordingly, you could lose up to $900 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 26%, regardless of the appreciation in the Basket, which may be significant.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER — The notes are linked to an equally weighted Basket composed of the Basket Indices. Price movements in the Basket Indices may not correlate with each other. At a time when the value of one or more of the Basket Indices increases, the value of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, increases in the value of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Index or Indices.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-2

  NON-U.S. SECURITIES RISK — The equity securities that compose the Basket Indices have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the Basket Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rates on the equity securities underlying the Basket Indices;
    interest and yield rates in the market generally as well as in the markets of the equity securities underlying the Basket Indices;
    a variety of economic, financial, political, regulatory and judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Basket Indices are denominated; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-3

What Is the Total Return on the Notes and Payment at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return and payment at maturity on the notes. The payment at maturity references the Basket directly but is not subject to any tracking error at maturity, subject to the Maximum Total Return. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments at maturity set forth below reflect the Maximum Total Return of 26% and the Buffer Amount of 10%. The hypothetical total returns and payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns and payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Payment at Maturity

180.00	80.00%	26.00%	$1,260
165.00	65.00%	26.00%	$1,260
150.00	50.00%	26.00%	$1,260
140.00	40.00%	26.00%	$1,260
130.00	30.00%	26.00%	$1,260
120.00	20.00%	26.00%	$1,260
115.00	15.00%	26.00%	$1,260
113.00	13.00%	26.00%	$1,260
110.00	10.00%	20.00%	$1,200
105.00	5.00%	10.00%	$1,100
102.50	2.50%	5.00%	$1,050
100.00	0.00%	0.00%	$1,000
95.00	-5.00%	0.00%	$1,000
90.00	-10.00%	0.00%	$1,000
85.00	-15.00%	-5.00%	$950
80.00	-20.00%	-10.00%	$900
70.00	-30.00%	-20.00%	$800
60.00	-40.00%	-30.00%	$700
50.00	-50.00%	-40.00%	$600
40.00	-60.00%	-50.00%	$500
30.00	-70.00%	-60.00%	$400
20.00	-80.00%	-70.00%	$300
10.00	-90.00%	-80.00%	$200
0.00	-100.00%	-90.00%	$100

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Index Returns detailed in the table above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-4

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns and payments at maturity set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5% x 2) = $1,100

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.

Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% multiplied by 2 exceeds the Maximum Total Return of 26.00%, the investor receives a payment at maturity of $1,260 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.

Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 5: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0.

Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, and the investor receives a payment at maturity of $100 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-100% + 10%)] = $100

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-5

Historical Information

The following graphs show the historical weekly performance of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index, the MSCI Taiwan Index and the Basket from January 7, 2005 through September 24, 2010. The graph of the historical Basket performance assumes the Basket level on January 7, 2005 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the Hang Seng® Index on September 27, 2010 was 22340.84. The closing level of the Korea Stock Price Index 200 on September 27, 2010 was 241.38. The closing level of the MSCI Singapore Index on September 27, 2010 was 366.44. The closing level of the MSCI Taiwan Index on September 27, 2010 was 290.00.

We obtained the various closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Index will result in the return of any of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

PS-6